Exhibit 99.1

TLC Reports First Quarter 2020 Financial Results

and Provides Business Update

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – May 13, 2020 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need in pain management, ophthalmology and oncology, today announced financial results for the first quarter ending March 31, 2020, and provided a business update.

“The beginning of 2020 saw a pandemic that threatened public health globally and devastated the world economy. At our headquarters in Taiwan, we are lucky to still have the luxury of normal daily routines, like eating out and going to work, because of early actions that the government implemented to prevent the spread of COVID-19. Moreover, we are thankful to report that COVID-19 has only had minimal impact on the progress of our ongoing clinical trials,” commented George Yeh, President of TLC. “In this challenging and difficult time, our heart and applause go out to all the healthcare and frontline workers, who put their lives at risk every day in the effort to not only save lives but make sure that life goes on. Their dedication is a true testament of humanity, and we cannot thank them enough.”

Clinical Pipeline Update and Upcoming Milestones

•

Early completion of patient enrollment in TLC590 Phase II trial for on-track delivery of results mid-2020. The randomized, double-blind, comparator- and placebo-controlled study, which took place across four sites in the United States, will evaluate the analgesic efficacy and safety of TLC590 for postsurgical pain management following bunionectomy. Enrollment of all 150 patients was well ahead of schedule – before COVID-19 was declared a pandemic – which has allowed for delivery of topline results as scheduled, in mid-2020.

•

Patient enrollment continues in EXCELLENCE for TLC599. Despite a slight slowdown in enrollment across 45 sites in the United States and Australia due to the COVID-19 pandemic, TLC remains confident that all 500 patients will be enrolled within the originally anticipated one-year timeframe. The Phase III, multi-center, randomized, double-blind, placebo- and active comparator- controlled pivotal study will evaluate the efficacy and safety of both a single and a repeated dose of TLC599 for symptomatic knee osteoarthritis. Following the first injection, all patients will be monitored for a total of 52 weeks.

•	Upcoming milestones:

•	TLC590 Phase II topline data: mid-2020

•	EXCELLENCE for TLC599 last patient enrollment: end-2020

•	TLC178 clinical update: 3Q 2020

Corporate Highlights

•

TLC earns highest ranking of Top 5% in Corporate Governance Evaluation amongst all 1,600 Taiwan Stock Exchange Corporation and Taipei Exchange listed companies in the sixth annual evaluation, becoming the only biotech company to have received the elite status since the establishment of the evaluation system.

•

TLC was slated to present at HC Wainwright Healthcare Conference in London, Oppenheimer Healthcare Conference in New York, and Osteoarthritis Research Society International (OARSI 2020) in Vienna; unfortunately, these events were forced to cancel due to the COVID-19 pandemic. A selected abstract on subgroup analyses of TLC599’s Phase II trial, which was scheduled for presentation at OARSI, has been published in Osteoarthritis and Cartilage (#722).

•	Expanded global intellectual property protection to 229 patents spanning 41 countries/territories, with 147 patents granted and 82 applications worldwide as of March 31, 2020.

Fiscal Year End Financial Results

Operating revenue for the first quarter of fiscal 2020 was NT$12.0 million (US$0.4 million), a 92.4% decrease compared to NT$157.8 million (US$5.1 million) in the first quarter of fiscal 2019. Operating expenses for the first quarter of fiscal 2020 was NT$224.7 million (US$7.4 million), a 16.8% decrease compared to NT$269.9 million (US$8.7 million) in the first quarter of fiscal 2019. Net loss for the first quarter of fiscal 2020 was NT$214.6 million (US$7.1 million), compared to net loss of NT$111.7 million (US$3.6 million) in the first quarter of fiscal 2019, or a net loss of NT$2.90 (US$0.10) per share for the first quarter of fiscal 2020, compared to a net loss of NT$1.76 (US$0.06) per share for the first quarter of fiscal 2019.

The Company’s cash and cash equivalents were NT$680.6 million (US$22.5 million) as of March 31, 2020, compared to NT$1,023.9 million (US$34.2 million) as of December 31, 2019.

Financial Summary

Selected Consolidated Balance Sheet Data

	December 31, 2019		March 31, 2020
	NT$000	US$000	NT$000	US$000
Cash and cash equivalents	$1,023,874	$34,232	$680,643	$22,501
Total current assets	1,095,614	36,631	842,395	27,848
Total assets	1,385,978	46,339	1,122,589	37,110
Total current liabilities	556,697	18,612	517,156	17,096
Long-term borrowings	55,508	1,856	53,314	1,762
Total liabilities	664,068	22,202	614,398	20,310
Total equity	721,910	24,137	508,191	16,800

Selected Consolidated Statements of Operations Data

	Three-month periods ended March 31,
	2019		2020
	NT$000	US$000	NT$000	US$000
Operating revenue	$157,765	$5,112	$11,974	$396
Operating expenses
General and administrative expenses	(40,777)	(1,321)	(32,880)	(1,087)
Research and development expenses	(229,155)	(7,426)	(191,778)	(6,340)

Total operating expenses	(269,932)	(8,747)	(224,658)	(7,427)

Loss before income tax	(111,408)	(3,610)	(214,164)	(7,080)
Income tax expense	(277)	(9)	(421)	(14)

Net loss	$(111,685)	$(3,619)	$(214,585)	$(7,094)

Total other comprehensive income (loss)	$542	$17	$(3,506)	$(116)

Total comprehensive loss	$(111,143)	$(3,602)	$(218,091)	$(7,210)

Loss per share of common stock
Basic and diluted loss per share (in dollars)	$(1.76)	$(0.06)	$(2.90)	$(0.10)

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD®). TLC believes that its deep experience with liposome science allows a combination of onset speed and benefit duration, improving active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX™ active drug loading technology has been proven in two approved drugs and is designed to alter the systemic exposure of a drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients, and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, including TLC599, TLC590 and TLC178, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities. Words such as “may,” “believe,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval, and delays or disruptions on our business or clinical trials due to the COVID-19 pandemic. Other risks are described in the Risk Factors section of TLC’s annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC’s expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

TLC Contact:

Dawn Chi

Corporate Communications

dawn@tlcbio.com